Exhibit 99.2

Quarterly Commentary

Quarter Ended

June 30, 2016

July 27, 2016

Second Quarter 2016 Performance Summary

In the second quarter of 2016, we continued to advance the important operating priorities that will position us for future growth. We successfully launched a satellite supporting Direct to Home (“DTH”) television services in Latin America, and our remaining two 2016 launches are on schedule. We signed the first official contract under our global broadband mobility service offering, IntelsatOne® Flex, and we transitioned customer networks onto our first high throughput Intelsat EpicNG satellite, Intelsat 29e, receiving outstanding reviews from our customers.

In addition, we progressed our liability management process, which is important to enhancing our capital structure. We completed two senior secured notes issuances in March and June 2016, which combined totaled nearly $1.75 billion, the proceeds of which were used, in part, to complete open market and privately negotiated repurchases of certain outstanding notes and tender offers for certain notes. A portion of the remaining proceeds will provide balance sheet liquidity.

Second quarter 2016 revenue was $542 million, a 9 percent decline as compared to revenue of $598 million in the second quarter of 2015. Adjusted EBITDA[1] of $411 million declined 13 percent from Adjusted EBITDA of $473 million in the second quarter of 2015.

Although headwinds continue to exist in our business, as described below, our launch program and strategy execution are in line with the Guidance we issued on February 22, 2016 and confirmed today. These headwinds include pricing pressure, reflecting oversupply conditions of wide-beam capacity for certain regions and applications, point-to-point telecommunications infrastructure services reaching end of lifecycle and limited new U.S. government opportunities, compounded with continued currency challenges in certain countries. These trends will pressure our revenue performance until new marketable inventory from our four planned 2016 satellite launches enters service and begins to generate incremental revenue in the second half of the year.

Intelsat S.A.

Quarterly Commentary

2Q 2016

Contracted backlog at June 30, 2016 was $9.2 billion, representing expected future revenue under existing contracts with customers, compared to $9.3 billion at March 31, 2016. At over 4.1 times trailing 12 months revenue (from July 1, 2015 to June 30, 2016), our backlog remains sizable and provides a solid foundation for predictable cash flow and investment in our business.

2016 Operational Priorities: Expanding Service Offerings to Drive Differentiation and Accelerate Adoption of High Throughput Satellite Services

We are pursuing five operational priorities as we position for growth. Our strategy is centered on continuing to provide infrastructure to our current sectors, such as media, network services and government, but with an emphasis on services and innovative technologies that will position us to compete for approximately $3.3 billion in incremental revenue opportunity through 2021 for sustainable, new applications with high traffic volumes and that feature attractive growth rates. The applications comprising this growth opportunity include broadband for enterprise, wireless infrastructure, Internet of Things, and commercial aeronautical and maritime mobility and government. At the same time, we will continue to support the needs of our media customers with current and incremental capacity for DTH and other distribution applications.

Progress on Our 2016 Operational Priorities:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG high throughput satellite (“HTS”) fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth;

•	Intelsat 31 successfully launched on June 9 and commenced service in late July. Intelsat 31, of which the Ku-band portion is fully contracted for a 15-year period, provides capacity and resilience for DIRECTV® Latin America.

•	Demonstrating the importance of backwards compatibility, within days of Intelsat 29e entering service, existing networks transitioned seamlessly onto the platform. Later in the quarter, we began to bring up new networks on Intelsat 29e. Performance is at or above specification on the satellite, providing improved efficiency and throughput for customers.

•	The balance of our 2016 launch program remains on-track. We are scheduled to launch Intelsat 33e and Intelsat 36 on an Arianespace launcher on August 24, 2016 (see table below for our complete launch plan).

•	Since April 27, 2016, Intelsat has signed 20 additional Intelsat EpicNG agreements with customers, spanning applications including mobility, enterprise and fixed and wireless infrastructure, and featuring a long-term commitment from TIM Brazil, a leading Brazilian wireless operator. Of the total megahertz contracted since April 27, 2016, the majority is incremental business. Contract terms on the entire Intelsat EpicNG satellites continue to be favorable, with the average contract length on growth services ranging from five to six years; this is longer than that of the average fleet-wide network services contract.

Intelsat S.A.

Quarterly Commentary

2Q 2016

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and simplified access for Intelsat EpicNG for applications including broadband infrastructure, mobility, government, media and enterprise solutions;

•	Intelsat emphasizes supporting innovation on the ground as well as in the sky in order to develop technologies that can open larger and faster growing applications, stimulating demand for our satellite solutions. Kymeta, a company which Intelsat is investing in and partnering with, recently provided another demonstration of its flat-panel antenna technology to the automotive sector, using Intelsat’s capacity to deliver broadband internet access to cars at the TU-Automotive Detroit event. Overall, Kymeta continues to make progress towards entering commercial production with its 70 cm, electronically steerable antenna in 2017. Smaller and more capable antennas are expected to enable simplified access for our network services and mobility customers.

•	Develop application-specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	Intelsat attained an important milestone in its strategy to differentiate its global high throughput services with a managed services offering. In the second quarter, Intelsat signed a global maritime services provider to IntelsatOne® Flex under a contract that allows the customer to ramp a throughput commitment over time and across regions. Commercial services are expected to begin on IntelsatOne® Flex in the second half of 2016.

•	Maintain our leadership in government services, focusing on government projects that require end-to-end network responsibilities and complex network support, thereby improving our value proposition to government customers seeking affordable solutions from a trusted commercial provider;

•	Our government business subsidiary, Intelsat General Corporation (“Intelsat General”), recently completed a series of demonstration tests for targeted customers of our Intelsat EpicNG high throughput technology. The tests, performed using a Gilat antenna with a 6” by 6” flat panel array, enabled the delivery of a high definition (“HD”) television stream from the small antenna to the recently launched Intelsat 29e satellite at a rate of 3.9 Mbps, using only 15 MHz of bandwidth. Both the forward and return links carried data streams three to four times greater than previously possible with traditional wide beam satellites. The tests demonstrated the potential performance for use with a new generation of small Class III remotely piloted aircraft, also known as RPAs, that is coming into service for use in both military operations and other non-military government and commercial applications, thus expanding the addressable market for our services.

Intelsat S.A.

Quarterly Commentary

2Q 2016

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline;

•	In the second quarter of 2016, Intelsat announced its intent to build Intelsat 39, a satellite that will be positioned at 62°E, replacing Intelsat 902. The Ministry of Transport and Communication of Myanmar is the first customer on the satellite, and will use services on Intelsat 902 and Intelsat 906 until Intelsat 39 is placed into service. The Ministry of Transport and Communication will use the satellite service to progress its deployment of 3G wireless infrastructure and to expand broadband access for businesses in the country, as is described in more detail below.

Q2 2016 Business Highlights and Customer Set Performance

All 2016 comparisons are to 2015 unless noted otherwise

Network Services

Network Services revenue was $228 million in the second quarter of 2016, a $42 million, or 16 percent, decrease from the prior year quarter and flat as compared to the first quarter of 2016. The largest factors contributing to the decline were terminated trunking services and pricing pressure on renewals and new business, reflecting the competitive environment. The decline also reflects the expected, and previously disclosed, conclusion of the channel service type.

Second Quarter Network Services Highlights and Business Trends:

Intelsat continues to build the backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide beam assets. In the second quarter of 2016, we signed agreements supporting networks in the enterprise, mobility and telecom infrastructure sectors. In many cases, our solutions use multiple satellites within the Intelsat Globalized Network. Network Services backlog expanded by 7 percent over the prior year quarter. Contracts signed in the second quarter include:

•	Intelsat is the leading provider of FSS capacity and services for broadband maritime applications. In the second quarter of 2016, Marlink, a leading provider of maritime services, selected Intelsat to deliver fast, high quality broadband connectivity to the Mediterranean Shipping Company (“MSC”) cruise ships. Marlink will use a combination of transponder and managed services using our wide beam C- and Ku-band satellite solutions from nine Intelsat satellites initially and Ku-band high throughput spot beams from Intelsat 29e and as well as Intelsat 33e when this satellite enters service in the fourth quarter of 2016. At the end of May 2016, MSC Cruises began to apply the benefits of the Intelsat EpicNG high throughput connectivity aboard the MSC Divina, one of the world’s largest cruise ships.

Intelsat S.A.

Quarterly Commentary

2Q 2016

We designed our Intelsat EpicNG technology to deliver higher performance and better economics to our wireless infrastructure customers, allowing customers to deploy 3G and 4G capabilities into less densely populated regions served by their networks.

•	During the quarter, Intelsat closed the first Intelsat EpicNG wireless infrastructure contract in Brazil, with one of the country’s largest wireless operators. TIM Brazil will use Intelsat 29e to expand 2G, 3G and 4G services throughout the remote regions within the country. By integrating Intelsat EpicNG technology into its wireless infrastructure, TIM will expand its service territory, offer its customers new services and reduce its total cost of ownership.

•	As discussed in the Operational Priorities section, the Ministry of Transport and Communication of Myanmar will utilize C- and Ku-band services on Intelsat 902 and Intelsat 906 to significantly enhance the Myanmar government’s network as well as other mobile operators’ networks. By integrating satellite solutions into its own mobile networks, the Ministry of Transport and Communication will increase overall network bandwidth and reliability as it expands 2G and 3G services into the more remote areas of Myanmar, while also expanding high speed broadband and internet connectivity to businesses and communities throughout the country. In 2018, MOTC will be the first customer on the recently announced Intelsat 39 satellite, the replacement spacecraft for Intelsat 902 at the 62°E orbital location.

•	Office des Postes et Telecommunications of French Polynesia (“OPT French Polynesia”) signed a new and expanded contract for Ku-band satellite solutions on Intelsat 18 to further expand its wireless infrastructure. Intelsat’s satellite solutions will enable OPT French Polynesia to meet the fast growing mobile broadband and Internet needs of businesses and communities in the more remote islands of the archipelagos located in the South Pacific.

Enterprise networks - large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability - represent one of the largest applications within our network services business. Industry sources such as Northern Sky Research forecast that enterprise networks will become a $2.9 billion application by 2021, reflecting an expected six-year compound annual growth rate of 4 percent. Enterprise contracts signed during the second quarter include:

•	Saudi Telecommunication Company (“STC”), the largest telecom operator in Saudi Arabia, has expanded its relationship with Intelsat and entered into a new contract for satellite services on Intelsat 15. The additional connectivity from Intelsat 15 will enable STC to grow VSAT services for corporate networks in the banking, government, and oil & gas sectors operating in the Kingdom of Saudi Arabia.

•	AfricaOnline, a wholly-owned subsidiary of Gondwana International Networks, a leading provider of communications solutions across Africa, partnered with Intelsat to provide a managed broadband internet service for Sub-Saharan Africa. Intelsat will provide satellite services via Intelsat 28, and Gondwana will provide ground support and network management services from AfricaOnline’s facilities at Hartebeesthoek in South Africa. Together, Intelsat and Gondwana will deliver high-quality, Ku-band broadband service on a virtual network operator, or VNO, basis to expand internet access throughout Sub-Saharan Africa.

Intelsat S.A.

Quarterly Commentary

2Q 2016

On a global basis, growth opportunities for our network services business include increased demand for aeronautical mobility, Internet of Things and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. On a combined basis, these applications are expected to grow from a $4 billion opportunity in 2015 to a $7 billion opportunity in 2021. In addition to Intelsat 29e, which entered service in the first quarter of 2016, over the next 12 months, we expect to access new inventory from two other satellites entering service: Intelsat 33e and Intelsat 32e.

Media

Media revenue was $211 million in the second quarter of 2016, an $11 million, or 5 percent, decrease to the prior year quarter. Revenue declines were primarily related to the previously reported transition of some U.S. media customers to new compression standards, which resulted in reduced volume and lower revenues in Europe related to the impact of currency fluctuations in Russia. As compared to the first quarter of 2016, media revenues were essentially flat.

Second Quarter Media Highlights and Business Trends:

Business in the second quarter was driven primarily by renewing contracts related to Intelsat’s media distribution neighborhoods in Asia, Europe and Latin America; overall, approximately 80 percent of our media revenues are generated by our distribution and DTH neighborhoods. Our video neighborhoods provide excellent value and represent differentiated capacity that delivers millions of viewers to content owners. The value of our video neighborhoods remains solid with strong demand, reflecting our ability to deliver a maximum audience for content owners.

•	Trinity Broadcasting Network, the world’s largest religious television network and America’s most-watched faith-based programming channel, renewed its contract on Intelsat’s premier video neighborhood, Galaxy 14, located at 125°W, to deliver its programming to millions of viewers in North America. Reaching more cable subscribers than any other satellite serving the region, Galaxy 14 distributes more than 200 channels in North America, nearly 100 of which are HD.

•	KDDI Corporation, a Japan-based global telecommunications company, is utilizing Intelsat EpicNG to provide cost-effective, regionalized, video contribution and backhaul services at the upcoming Games in Rio de Janeiro, Brazil, the 26th Games for which Intelsat has distributed content to viewers around the world. Intelsat will support KDDI’s contribution services for a Tier 1 global media customer via a regionalized C-band beam from Intelsat 29e, enabling more cost efficient transmission of HD video signals from sports venues at the Games to the International Broadcast Center in Rio de Janeiro.

Given the high fill rates on our most popular video neighborhood satellites, the growth catalyst for our media business is our 2016 launch program featuring the launch of two DTH satellites for which the Ku-band payloads are fully-contracted. Intelsat 31 entered service in late July 2016. Intelsat 36 is planned for launch on August 24, 2016, and supports growth for our South Africa DTH neighborhood at 68.5ºE. Intelsat 36 is scheduled to enter service in the fourth quarter of 2016.

Intelsat S.A.

Quarterly Commentary

2Q 2016

Government

Sales to government customers generated revenue of $94 million in the second quarter of 2016, a $2 million, or 2 percent, decrease as compared to the prior year quarter.

Revenue was weighted more heavily to on-network services as compared to the prior year quarter. The current portion of on-network services as a percentage of total government revenue is 61 percent, as compared to the second quarter of 2015, when the portion was 59 percent.

Second Quarter Government Highlights and Business Trends:

Stability in this sector is demonstrated by Intelsat General’s attractive renewal rates on the provision of commercial satellite services to the U.S. government; our renewal rates for on-network and off-network services are extremely high, on par with those experienced at the peak of last military conflict.

•	In the second quarter, we received orders for approximately 3,150 MHz of capacity, successfully completing a substantial portion of the planned 2016 renewals. The renewals primarily use on-network capacity. The orders in the quarter included a sizeable, multi-year renewal from a non-U.S. government customer.

•	On July 22, 2016, we were notified that the CBSP (Commercial Broadband Satellite Program) Satellite Services Contract (“CSSC”), which is the replacement for a contract we currently hold, was awarded to another bidder. If no protest is filed, the decision will become final within 10 days of receiving the notice. The exact schedule for the transition of services is unknown at this time. We received a contract modification in April 2016 that would allow for certain of our currently provided services to be extended for a period of up to six months; however, under the terms of the contract modification, those extensions could be cancelled at any time.

As of the second quarter 2016, our government business is stable. Our revenue outcome over the balance of 2016 is highly dependent upon the duration of the CBSP contract extensions. We believe that our business activity in this customer set reflects the current tempo of our end-customers’ operations. Still, visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow, as well as increasing use of lowest price technically acceptable, or LPTA, evaluation formats for awards of new business. Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated, demonstrating capabilities such as high performance to small antennas, as described above under the Operational Priorities section. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Intelsat S.A.

Quarterly Commentary

2Q 2016

Fleet and Operations Update

The station-kept 36 MHz equivalent unit count on our wide-beam fleet was approximately 2,125 at the end of the second quarter of 2016. Utilization was at 76 percent, reflecting a slight increase primarily related to units under contract for mobility applications.

The HTS Intelsat EpicNG unit count was unchanged from the first quarter, with 270 units in service.

Intelsat currently has eight satellites in the design and manufacturing stages that are covered by our capital expenditure plan. In addition, we are working on three other satellites, including two custom payloads being built on third-party satellites and a joint venture satellite.

Our Intelsat 31 satellite was launched on June 9, 2016 and entered service in late July 2016. Arianespace is scheduled to launch our two remaining 2016 satellites, Intelsat 33e and Intelsat 36, on August 24, 2016.

Our satellites and third-party payloads and joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 36	New	68.5°E	Arianespace Ariane 5	Aug 2016	4Q16	DTH & Media
Intelsat 33e	IS-904	60°E	Arianespace Ariane 5	Aug 2016	4Q16	Broadband Infrastructure
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	2Q17	3Q17	Broadband & Media
Intelsat 37e	9-series Replacement	TBD	Arianespace Ariane 5	2H17	2018	Broadband Infrastructure
Intelsat 39	IS-902	62°E	Not Yet Assigned	2018	2019	Broadband Infrastructure
EpicNG class	10-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband & Media

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 32e	New	316.9°E	Arianespace Ariane 5	1Q17	2Q17	Broadband Infrastructure
Intelsat 38	IS-904, G-11	45°W	Arianespace Ariane 5	2018	2018	Broadband & Media
Horizons 3e	IS-8, IS-805	169°E	Not Yet Assigned	2018	2019	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary

2Q 2016

Second Quarter 2016 Financial Performance

Cash Flows

During the second quarter of 2016, net cash used in operating activities was $11 million. Cash paid for interest in the second quarter was $355 million, net of $30 million which was capitalized. Under existing debt agreements, Intelsat makes significantly greater interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $190 million, resulting in free cash flow used in operations1 of $202 million for the second quarter of 2016.

Our ending cash balance at June 30, 2016 was $970 million. In addition, our balance sheet included $480 million of restricted cash. In July 2016, we used the restricted cash to repurchase debt outstanding upon completion of previously commenced tender offers, described below.

Intelsat S.A.

Quarterly Commentary

2Q 2016

Capital Markets and Debt Transactions

In the second quarter and through July 15, 2016, Intelsat continued its liability management process, including:

•	An issuance in June of $490 million aggregate principal amount of 9.5% Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) Senior Secured Notes due 2022.

•	The repurchase in May of approximately $460 million in aggregate principal amount of Intelsat Jackson’s outstanding 6 5/8% Senior Notes due 2022, creating a net gain on early extinguishment of debt of approximately $131 million.

•	The completion of tender offers in July resulting in the repurchase of approximately $674 million in aggregate principal amount of Intelsat Jackson’s outstanding 6 5/8% Senior Notes due 2022. This will create a net gain on early extinguishment of debt of approximately $216 million in the three months ending September 30, 2016.

We appreciate the collaborative and constructive relationships built with the investment community during the course of these and earlier financial transactions and the alignment of interests as we strive to do what is right for our company and we enhance the financial health of our business. We continue to look for opportunities to enhance our capital structure in furtherance of our liability management process.

Intelsat S.A.

Quarterly Commentary

2Q 2016

2016 Outlook

Intelsat reaffirmed its revenue and capital expenditures guidance issued on February 22, 2016:

We continue to expect full year 2016 revenue of $2.14 billion to $2.20 billion.

Adjusted EBITDA Guidance: Performance is expected to range from $1.625 billion to $1.675 billion, reflecting lower revenue and increased operating costs, as we develop our service infrastructure.

Capital expenditure guidance remains as follows:

Guidance	FY 2016	FY 2017	FY 2018

Capital Expenditures	$725M - $800M	$625M - $700M	$425M - $525M

Our capital expenditure guidance includes capitalized interest. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Our net number of transponder equivalents is expected to increase by a compound annual growth rate, or CAGR, of 10 percent as a result of all of our satellites entering service between January 1, 2016 and December 31, 2018. This aligns with the launches of the Intelsat EpicNG high throughput satellites, the first of which entered service in the first quarter of 2016, and the second of which is scheduled to launch in August 2016 and enter service by year-end 2016.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with U.S. GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins, and adjusted net income included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

2Q 2016

Safe Harbor Statement

Some of the information and statements in this quarterly commentary and certain oral statements made from time to time by Intelsat’s representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2016; our capital expenditure guidance for 2016 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses in the future; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the years ended December 31, 2015 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406